UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PAYONEER GLOBAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70451X104

(CUSIP Number)

Susquehanna Capital Management, LLC (f/k/a Susquehanna Growth Equity, LLC) 401 City Avenue, Suite 220 Bala Cynwyd PA 19004 Attn: Jason Wolfe	Troutman Pepper Hamilton Sanders LLP Hercules Plaza 1313 Market Street, Suite 5100 Wilmington, DE 19899 Attn: Matthew Greenberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Susquehanna Growth Equity Fund III, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) All calculations of percentage ownership herein are based on a total 350,193,687 shares of Common Stock of the Issuer issued and outstanding on September 30, 2022.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Susquehanna Growth Equity Fund V, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,327,859

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,327,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,327,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4% (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) All calculations of percentage ownership herein are based on a total 350,193,687 shares of Common Stock of the Issuer issued and outstanding on September 30, 2022.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Susquehanna Capital Management, LLC (f/k/a Susquehanna Growth Equity, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,327,859

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,327,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,327,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) All calculations of percentage ownership herein are based on a total 350,193,687 shares of Common Stock of the Issuer issued and outstanding on September 30, 2022.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Amir Goldman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,008,352

	8	SHARED VOTING POWER
10,336,211

	9	SOLE DISPOSITIVE POWER
2,008,352

	10	SHARED DISPOSITIVE POWER
10,336,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,336,211

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) All calculations of percentage ownership herein are based on a total 350,193,687 shares of Common Stock of the Issuer issued and outstanding on September 30, 2022.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Arthur Dantchik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,125,617

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,125,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,125,617

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) All calculations of percentage ownership herein are based on a total 350,193,687 shares of Common Stock of the Issuer issued and outstanding on September 30, 2022.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
SIG Growth Equity Funds Limited Partnership, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,797,758

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,797,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,797,758

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) All calculations of percentage ownership herein are based on a total 350,193,687 shares of Common Stock of the Issuer issued and outstanding on September 30, 2022.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Susquehanna Growth Equity Fund III, LLLP, a Delaware limited liability limited partnership (“SGE Fund III”), (ii) Susquehanna Growth Equity Fund V, LLLP a Delaware limited liability limited partnership (“SGE Fund V” and, together with SGE Fund III, the “Funds”), (iii) Susquehanna Capital Management, LLC (f/k/a Susquehanna Growth Equity, LLC), a Delaware limited liability company (“SGE Adviser”), (iv) Amir Goldman, a citizen of the United States (“Mr. Goldman”), and (v) Arthur Dantchik, a citizen of the United States (“Mr. Dantchik,” and collectively with the Funds, SGE Adviser and Mr. Goldman, the “Original Reporting Persons”), on July 6, 2021 (the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Payoneer Global, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment is being filed to reflect a change in the Original Reporting Persons’ beneficial ownership percentages as a result of an in-kind distribution of 22,315,023 shares of Common Stock by SGE Fund III to its partners on November 16, 2022 (the “Distribution”), and to reflect the acquisition of more than five percent of the Common Stock by SIG Growth Equity Funds Limited Partnership, LLLP (“SGELP,” and collectively with the Original Reporting Persons, the “Reporting Persons”) as a result of the Distribution.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed to reflect the Distribution by SGE Fund III to its partners, including SGELP and a family limited partnership of which Mr. Goldman is the general partner.

SIG Growth Equity GP, LLC (the “GP”), is the general partner of the Funds and SGELP.

 The Reporting Persons have entered into a Joint Filing Agreement, dated November 21, 2022, a copy of which is attached hereto as Exhibit 1.

The principal business address and principal office of SGELP is 401 City Avenue, Suite 220, Bala Cynwyd, PA 19004. The principal business of SGELP is investing in funds which make and manage growth equity-focused investments.

During the last five years, the Reporting Persons and the GP have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the Reporting Persons or the GP is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

SGE Fund III made the Distribution.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)	The information contained in the cover pages of the Amendment is incorporated herein by reference. The percentages used in the Amendment are calculated based upon on a total 350,193,687 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)

On November 16, 2022, SGE Fund III effected the Distribution. As a result of the Distribution, SGE Fund III no longer beneficially owns any Common Stock, SGE Adviser’s and Mr. Goldman’s beneficial ownership declined by 22,315,023 shares of Common Stock (the number of shares of Common Stock distributed in the Distribution). Pursuant to the Distribution, a family limited partnership of which Mr. Goldman is the general partner acquired 2,008,352 shares of Common Stock and SGELP acquired 18,797,758 shares of Common Stock.

Other than as described herein and elsewhere in the Amendment, the Reporting Persons and the GP have not effected any transaction in the Common Stock during the past sixty (60) days.

(d)	To the best knowledge of the Reporting Persons and the GP, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of the Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

Joint Filing Agreement

The Reporting Persons are parties to a Joint Filing Agreement with respect to the joint filing of the Amendment and any amendments thereto. The Joint Filing Agreement is filed as Exhibit 1 to the Amendment and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented as follows:

1	Joint Filing Agreement, dated November 21, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2022	Susquehanna Growth Equity Fund III, LLLP By: Susquehanna Capital Management, LLC, its authorized agent

	By:	/s/ Amir Goldman
	Name:	Amir Goldman
	Title:	Vice President

Susquehanna Growth Equity Fund V, LLLP
By: Susquehanna Capital Management, LLC, its authorized agent

	By:	/s/ Amir Goldman
	Name:	Amir Goldman
	Title:	Vice President

Susquehanna Capital Management, LLC

	By:	/s/ Amir Goldman
	Name:	Amir Goldman
	Title:	Vice President

/s/ Amir Goldman
	Name:	Amir Goldman

/s/ Arthur Dantchik
	Name:	Arthur Dantchik

SIG Growth Equity Funds Limited Partnership, LLLP

By: /s/ Arthur Dantchik
Name: Arthur Dantchik
Title: Vice President